EXHIBIT 4(q)





             English Summary of Land Use Right Transfer Agreement

Date:
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September 25, 2001.

Parties:
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China-Singapore Suzhou Industrial Park Development Co., Ltd. (the "Transferor").
AU Optronics (Suzhou) Corp. (the "Transferee").

The Transfer:
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The land use right regarding the government-owned land containing 160,005.65 square meters, located on the China-Singapore Suzhou Industrial Park, Suzhou.

Term of Transfer:
-----------------
A period of 50 years commencing from the date of issuance of land use right certificate. The Agreement may be renewed with a 12-month advance application.

Price:
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The price shall be eighty-two Renminbi dollars and eighty cents (RMB82.80) per square meter.

The total amount of price shall be thirteen million two hundred forty-eight thousand four hundred sixty-seven Renminbi dollars and eighty-two cents (RMB13,248,467.82), which shall be paid in four installments before June 10, 2002.

The Transferee will receive the land use right certificate when the Transferor has received the price in full.

Termination by Transferor
-------------------------
If the Transferee fails to pay the price and/or interest (if any) in the manner as requested by the Transferor, the Transferor shall:
a. unilaterally terminate this Agreement with written notice; or
b. re-transfer or dispose of the land use right at its discretion.

Miscellaneous
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The Transferor shall complete the transfer procedures within three weeks upon receipt of the full price and/or interest (if any) or it shall pay a daily compensation of RMB2,000 for any delay in relation thereto.

Except for the business tax, land value-added tax (if any) and 50% of the notary fee which shall be paid by the Transferor, all other relevant taxes and fees shall be borne by Transferee.


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The Transferor agrees to reserve a parcel of land of 160,000 square meters adjacent to the currently transferred land for the Transferee at a purchase price of eighty-two Renminbi dollars and eighty cents (RMB82.80) per square meter for two years from the date hereof and the Transferee shall pay 5% of the total price within 21 days after the execution of this Agreement as the deposit and pay the remaining amount of the price within the two-year period to purchase such land.

The reclamation works on the transferred land shall be carried out by the Transferee and the relevant fees shall be borne by the Transferor. The Transferor shall provide infrastructural facilities for the supply of such utilities as electricity, gas and water to the Transferee.

Should any dispute arise from this Agreement, the Transferor and the Transferee agree that the arbitration of Shanghai branch of China International Economic and Trade Arbitration Commission shall be final and conclusive.


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